

January 10, 2013

<u>Via E-Mail</u>
Christopher A. Lien
Chief Executive Officer
Marin Software Incorporated
123 Mission Street, 25th Floor
San Francisco, CA 94105

> **Re: Marin Software Incorporated**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 14, 2012**
> **CIK No. 0001389002**

Dear Mr. Lien:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. We also acknowledge that we are in receipt of your letter dated January 3, 2013, and your submission of supplemental information. Please note that our comments below relate to our review of your draft registration statement, and that comments regarding your letter referenced above, and accompanying submissions, may be forthcoming.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

3. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

4. Please confirm that you did not commission any of the third-party studies referenced in the draft registration statement.

Prospectus Summary

General

5. Please specify the percentage of outstanding common stock held by officers, directors, and persons owning five percent or more of your common stock after the offering.

Our Business, page 1

6. Please specifically disclose the factual basis for and the context of your claims, beliefs and opinions set forth here, and in the registration statement generally. You must be able to substantiate on a reasonable basis all such claims, beliefs and opinions. For example, please provide support for the following:

   - "We provide a leading cloud-based digital advertising management platform" on page 1; and
   - "Our goal is to extend our lead in … the Revenue Acquisition Management category" on page 4.

7. You employ terms such as "closed-loop visibility," and "mission-critical analytics." Please revise this section to minimize the use of any highly-technical business terms or industry jargon. Please refer to Rule 421(d) of Regulation C.

8. You state that in September 2012, your customers collectively managed over $4 billion in annualized advertising spend on your platform. Please tell us whether any material portion of this customer base included users who were provided access to the platform on a promotional basis.

Our Solution

Business Benefits, page 3

9.   You state that in a recent internal survey conducted across your customer base, of the 250 responses, half reported time savings of 25% or greater from using your solution. Please tell us how you selected customers to survey, and whether the sample size is sufficiently large to draw general conclusions regarding the effectiveness of your platform. Please also provide us with copies of the internal surveys.

Our Growth Strategy, Page 4

10.   You state that you will continue to optimize your solution to handle unique complexities associated with display, social and mobile advertising channels, and that you will selectively pursue acquisitions of complementary businesses and technologies. Please revise these statements to fully clarify that these are business objectives, rather than certainties.

Summary Consolidated Financial Data, page 8

11.   You state that you may use a portion of the proceeds from this offering to repay outstanding debt. If so, please revise to include pro forma earnings per share information, both here and in your Selected Historical Consolidated Financial Data table on page 41, giving effect to the number of shares issued in this offering whose proceeds will be used to repay your outstanding debt. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

Risk Factors

General

12.   Please tell us how your business could be impacted by any industry-wide trend, advertising publisher consolidation, or strategic agreements among your technology and media partners, that ultimately increases advertising publisher platform standardization.

13.   Please tell us whether your business could be materially impacted by any measures that allow data portability between advertising publishers.

Risks Related to Our Business

We have a history of losses and we may not achieve or sustain profitability … , page 11

14.   You state that you do not expect to be profitable on a GAAP basis in the foreseeable future. Thus, conversely, this statement may imply that you will be profitable on a non-GAAP basis. Please revise to delete the "GAAP" qualifier.

Any failure to protect our intellectual property rights could impair … , page 20

15.   Please tell us whether you have considered expanding this risk factor to specifically disclose the fact that you do not currently own the "Marin" trademark, and that the request is currently pending with the United States Patent and Trademark Office. Please also tell us whether you considered disclosing the financial, legal, and marketing consequences if your right to use the trademark is challenged.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

16.   Please expand your disclosure to express fully what remains to be accomplished in order for the company to begin to generate net income.

Overview, page 43

17.   We note that in September 2012 your customers collectively managed over $4 billion in advertising spend on your platform and you had over 400 active advertisers. In order to provide some context and comparability to these numbers, please revise to disclose similar information for prior periods. In this regard, consider providing quarterly data for each period presented or at a minimum, provide the amount of advertising spend managed and the number of active advertisers for December 2011 and 2010. Also tell us your consideration to disclose the advertising spend managed and number of active advertisers obtained, both directly and indirectly through advertising agencies.

18.   We note that you generate revenue from subscription contracts entered into either directly with advertisers or indirectly through advertising agencies. Please revise your disclosures to describe further your contractual arrangements with the advertising agencies. Tell us the terms of a typical agency arrangement and explain further how these arrangements work. In this regard, we note that the advertisers served through these arrangements generally do not have a minimum commitment to continue using your services, however, please clarify whether the agencies have any minimum commitment requirement. Also, disclose whether the agency is entitled to a fee for their services and if so, explain further how the fee is structured. Tell us whether the company pays the agency fee directly or

indirectly (e.g., as a reduction from the agency's invoice payment) and if so, tell us how you account for such fees.

Key Metrics, page 44

19.   You state the revenue retention rate exceeded 100% for each of fiscal 2010 and 2011. Please revise to include the revenue retention rate for the nine months ended September 30, 2012.

20.   We note that you assess your ability to retain advertisers using a revenue retention rate metric. However, it is unclear how this metric measures advertiser retention. For instance, while certain advertisers may choose not to renew their subscription during a particular period, the revenue retention rate could still exceed 100% for that same period. As such, this metric appears to be tied to advertising revenues rather than individual advertisers. Please explain further how this metric provides insight into your ability to retain advertisers. In addition, please expand your disclosure to discuss any limitations, or potential analytical risks, associated with employing this metric for the purposes you have identified. Further, tell us your consideration to disclose the retention rate by advertiser or the number of advertisers who did not renew their subscriptions for each period presented to better demonstrate your ability to retain advertisers, or tell us why you believe such information would not be beneficial.

21.   You define Retention Base Revenues as revenues from all advertisers in the prior period, and you define Retained Revenues as revenues from that same group of advertisers in the current period. Please clarify what you mean by the "same group of advertisers in the current period." For example, please clarify if you mean all advertisers from the prior period that remain advertisers in the current period.

22.   We note from your risk factor discussion on page 14 that in order for the company to improve its operating results, it is important that your customers renew their contracts. Tell us your consideration to include a discussion of renewal rates for each period presented and their impact on your results of operations or tell us why you believe this information is not material to investors. We refer you to Section III.B of SEC Release No. 33-8350.

Results of Operations, page 47

23.   You state that the increase in revenue for the nine months ended September 30, 2012 as compared to the same period in 2011 was driven by growth in revenue from both new and existing advertisers in all geographies. In an effort to further explain the increase in revenue, tell us how you considered expanding your disclosure to include quantified information, such as the number of advertisers for each period, obtained both directly and indirectly through an agency, and the amount or percentage of increase in revenue generated from new customers versus existing customers. Also consider including

similar information for your discussion of fiscal 2010 compared to fiscal 2011 and fiscal 2009 compared to fiscal 2010. We refer you to Section III.B of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 55

24.   Your discussion of cash flows from operating activities repeats items that are readily determinable from the financial statements and therefore, does not contribute substantively to an understanding of your cash flows. Please revise your disclosures to address material changes in the underlying drivers that affect your operating cash flows. We refer you to Section IV.B.1 of SEC Release 33-8350.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Valuations of Common Stock, page 62

25.   Please tell us if the same set of companies that were used to determine the estimated stock price volatility for your Black-Scholes calculations were also used in your market comparable approach valuations. To the extent you used different sets of comparable companies, please explain why.

26.   We note the increase in the estimated fair value of the company's common stock in May, September and December 2012. We also note your discussion of certain inputs to your valuations, which contributed, in part, to the change in the fair value of your common stock. Please further expand your disclosures to include a discussion of any significant intervening events within the company that also contributed to the increase in the fair value of your common stock during these periods. In addition, when the estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

27.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Business

Industry Overview

Revenue Acquisition Management: The Competition for Revenue … , page 71

28.   You state that the ability to acquire revenue through digital channels is emerging as a
        strategic priority for marketers. Based on the Magna Global study data cited in the
        registration statement, it would appear that such channels are already a strategic priority
        for marketers. Please tell us why you believe that the term "emerging" is an appropriate
        characterization for this market.

Limitations of Existing Approaches, page 74

29.   You state that publisher tools address only one publisher and fail to provide a view into
        downstream revenue acquisition outcomes. However, on page 79, you state that your
        software is optimized for robust integration of revenue data from a variety of third-party
        systems, including Google Analytics; thus, it appears that certain publishers offer
        services that provide a view into downstream revenue.   Please tell us whether these
        statements are contradictory, and if so, please reconcile.

Our Solution, page 74

30.   Please provide the dates of the internal surveys, and the temporal period covered by the
        survey questions and responses.

Our Growth Strategy, page 77

31.   You state that you believe the global market for your Revenue Acquisition Management
        platform is large and underserved. Please provide substantiation for this statement, or if
        it is based on a cited study, please refer to that study.

32.   You state that to expand your customer base, you will expand your sales organization by
        adding sales executives globally and plan to continue to market your platform to new
        advertisers and agencies. Please revise, here and throughout, and avoid claims that you
        will achieve certain business or strategic goals. Rather, you should describe desired
        strategies as objectives you may not be able to achieve.

33.   You refer to your relationships with leading publishers and technology partners.
        Similarly, your Internet website lists a number of Media and Technology partners. Please
        describe the nature of these relationships and partnerships.

Our Technology

Analytical Application, page 81

34.   You state that your "Active Object Prioritization" technology helps marketers find
        important details more quickly, even if they manage millions of ad units. Please clarify
        what these important details are, and how the technology allows marketers to find this
        information more quickly than with individual publishers.

Supporting Platform

35.   You state that as the number of advertisers and resulting computing and storage
        requirements grow, you can add hardware to the platform to accommodate growing
        demand. Please expand this discussion to address whether any temporal delay, sourcing
        challenges, and liquidity or capital limitations may impact the scalability of your
        platform.

Selected Customer Case Studies

36.   Please ensure than any percentage data presented in the context of case studies
        corresponds to a specific temporal period. Please also disclose the limitations inherent in
        using individual case studies.

Description of Capital Stock, page 113

37.   On page 117, you state that the Court of Chancery of the State of Delaware will be the
        exclusive forum for any derivative action or proceeding brought on your behalf; any
        action asserting a breach of fiduciary duty; any action asserting a claim against you
        arising pursuant to the Delaware General Corporation Law, your amended and restated
        certificate of incorporation or your bylaws; or any action asserting a claim against you
        that is governed by the internal affairs doctrine. Please revise to state that although you
        have included a choice of forum clause in your restated certification of incorporation, it is
        possible that a court could rule that such provision is inapplicable or unenforceable;
        alternatively, please advise if it is your belief that such provisions are enforceable.

Report of Independent Registered Public Accounting Firm

38.   We note that the report of your independent registered public accounting firm is dated
        June 27, 2012 except for Notes 12 and 13, as to which the date is December 13, 2012. In
        an effort to better understand the disclosures in Notes 12 and 13, please tell us why the
        report is dual dated for the information therein.

Consolidated Financial Statements

Consolidated Statements of Comprehensive Loss, page F-4

39.   We note your disclosures in Note 7 regarding the deemed dividends that you recorded in conjunction with the Series D preferred stock issuance during fiscal 2010. Tell us how these dividends are reflected in your Consolidated Statements of Comprehensive Loss. In this regard, explain why you have not disclosed income available to common shareholders on the face of the financial statements or revise accordingly.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

40.   Please revise your disclosures to include a description of the two types of contracts you have (i.e., direct with advertisers and indirect through advertising agencies), with emphasis on the differences, if any, in revenue recognition for each type of contract. In addition, explain further the "sequential liability provisions" in certain contracts with advertising agencies, which you briefly note on page F-9, and specifically discuss how those provisions impact revenue recognition.

41.   You state that the subscription fee under most contracts is variable and that some of your contracts include a minimum monthly fee. In an effort to better understand your disclosures, please tell us what percentage of your contracts include a minimum monthly fee in addition to the variable fees.

Note 6. Debt, page F-17

42.   You disclose that in January 2011, you entered into an amendment to the Revolving Credit Facility with Silicon Valley Bank. Please file this agreement, or tell us why you do not believe it is required to be filed. Please refer to Item 601 of Regulation S-K.

Note 7. Redeemable Convertible Preferred Stock, page F-20

43.   You present your preferred stock as Redeemable Convertible Preferred Stock, however, you do not disclose any redemption terms. Further, we note in your certificate of incorporation filed as Exhibit 3 that these shares are not redeemable. Please revise your disclosures here and throughout the filing to remove the reference to "Redeemable" to be consistent your certificate of incorporation or explain to us why such reference is appropriate.

Note 12. Net Loss Per Share and Pro Forma Net Loss Per Share Available to Common Stockholders, page F-29

44.   Tell us how you considered ASC 260-10-45-68 in determining whether the preferred stock should be included in the computation of basic earnings per share regardless of the fact that the company has a net loss from operations in all periods presented. In this regard, tell us and disclose whether the convertible preferred shareholders have contractual obligations to share in the company's losses.

45.   You note that your pro forma per shares calculations includes an adjustment to reflect the conversion of convertible preferred stock including preferred stock issued upon conversion of preferred stock warrants. However, it appears that you have not included the 51,000 shares of convertible stock warrants outstanding as of December 31, 2011 and September 30, 2012, in pro forma weighted-average shares outstanding.   Please explain this apparent inconsistency or revise your disclosures. To the extent that you intend to include the warrants in your pro forma weighted average shares outstanding, please explain further the basis for such inclusion.

Item 15. Recent Sales of Unregistered Securities, page II-3

46.   In the October 2011 issuance of common stock to a consultant, please clarify whether the consultant was accredited or sophisticated.

47.   You state that in November 2012, you raised $20.0M from the sale of Series F-1 convertible preferred stock. We note in this regard your statement on page II-3 that the securities issuance described in paragraph 7 were made in reliance upon Regulation D or Regulation S, however we are unable to locate a Form D for this issuance. Please advise.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Rashmi Garde, Marin Software Incorporated
        Jeffrey R. Vetter, Fenwick & West LLP